Exhibit 4.5

China Metro-Rural Exchange Limited

Room 803, 8/F, Tower One, The Gateway, 15 Canton Road

Tsimshatsui, Kowloon, Hong Kong

Tel: 852-23179289     Fax: 852-23175372

Date: 1 January 2010

Confidential

Attn:	Mr. Sio Kam Seng
HKID number:

Employment Agreement

It has been resolved by the respective boards of directors of the Company and its holding company to appoint you as the Chairman of the Board of Directors and Executive Director of each of the Company and its holding company. The terms and conditions of employing you (hereinafter, the “Employee”) are as follows:

Commencement Date

1 January 2010

Scope of Service

The Employee is primarily responsible for the following:

1.	Taking charge of the overall management and business development planning of the Company, its holding companies and their subsidiaries (hereinafter collectively referred to as the “Group”), including medium- and long-term development goals and development plans, and the formulation and effective implementation of relevant policies;

2.	Taking charge of the invitation of business, offer of sale, leasing, marketing etc throughout different stages in Hong Kong, Mainland China and overseas, and all relevant matters including the management, operation and training of and in respect of administration and human resources, as well as the formulation and implementation of policies and measures;

3.	Taking charge of and directing the establishment and implementation of a sound and effective operation and management system, operational processes, budgeting etc for the subsidiaries of the Group and their projects and departments (including sales, marketing, finance, engineering and administration and human resources), the stringent control of costs and expenses, and the implementation of an effective control system;

4.	Conducting capital-market financing, taking charge of investors relations and media relations, leading and planning the research, analysis and implementation of and for the securitization/ listing and/or merger and acquisition of and in respect of the business of the Group to be conducted by various agencies, taking charge of the supervision of all secretarial documental and related work before and after any securitization/ listing and/or merger and acquisition, including but not limited to all such work relating to the compliance, reporting and disclosure under the rules and requirements of relevant securities regulatory bodies and/ or bodies governing the listing of securities;

5.	Taking charge of such other work as designated by the Company/ Group;

6.	Working regularly in Mainland China, and business trips if necessary;

The Employee shall abide by such other scopes and places of work as designated by the Company, and shall report duty to and be accountable to the shareholders’ general meeting and the board of directors.

Remuneration

1.	For the six-month period commencing from the commencement date of employment, the Employee shall spend half of his full-time working hours on serving the Company/ Group, and the other half being spent on handling remaining matters in respect of his previous employment. Remuneration for such period shall be HK$84,625 per month;

2.	Subsequent to the expiry of the six-month period commencing from the commencement date of employment, the Employee shall spend all of his full-time working hours on serving the Company/ Group, and his remuneration shall then be HK$169,250 per month;

3.	The aforesaid remunerations are inclusive of all transportation expenses to be incurred by the Employee in Hong Kong and all telephone communication expenses to be incurred by the Employee in Hong Kong and Mainland China. Transportation expenses to be incurred in Mainland China and transportation expenses and telephone communication expenses to be incurred overseas shall be reimbursed upon timely presentation of valid invoices/ vouchers;

4.	In view of the Employee’s regular travel to Mainland China, it is agreed by and between the parties that part of the Employee’s monthly salary may be paid out by group companies located in Mainland China. Detailed arrangement and effective time shall be separately arranged by the Company/ Group in future if and when necessary. In the event that the total sum of the personal income taxes to be incurred in Mainland China and in Hong Kong by the Employee exceeds the amount which would otherwise have been borne by the Employee had only Hong Kong personal income tax be applicable, the excess amount shall be borne by the Company;

5.	The remuneration shall be kept confidential and shall not, other than at meetings of the board of directors, be a topic of discussion between the Employee and his colleagues.

Incentive Schemes

The Employee shall be entitled to such options over shares of the Company or the group company and/ or year-end performance bonus under such incentive schemes, if any, and relevant requirements as shall be determined to be granted by the board of directors on a discretionary basis. Factors to be considered by the board of directors shall include the performance of the Company/ Group, appraisal of performance of the Employee, contribution of the Employee to the performance of the Company etc. To be eligible, the Employee shall be under employment at the time of grant of such share options and/ or year-end performance bonus by the Company or group company.

Year-end Emolument (i.e. Year-end Double Pay)

The remuneration period of the Company starts on 1 January and ends on 31 December every year. In January every year, each permanent full-time employee shall be entitled to year-end emolument which equals the amount of salary of one month. Where employment does not cover the entire remuneration period but has lasted for at least three months at the end of such period concerned, such year-end emolument shall be paid out on a pro rata basis based on the period lapsed since the commencement date of employment. To be eligible, the Employee shall be under employment at the time of grant of such emolument.

Working Hours

The working hours in Hong Kong shall be from 0900 to 1800 on Monday through Friday, inclusive of a lunch hour from 13:00 to 14:00, and from 0900 to 1300 on Saturday. (The Employee shall in principle be under a long/short week arrangement but shall nevertheless work as shall be instructed by the Company on a Saturday in a short week when work shall be arranged by the Company and such short-week arrangement shall be cancelled accordingly.) The working hours in Mainland China shall be based on rules and regulations in Mainland China. The Employee shall work overtime as shall be instructed or as shall be necessary under the circumstances, without monetary or time-off compensation.

Annual Leave

Upon completion of service for a full year, the Employee shall be entitled to paid annual leave of 15 days, which shall be scheduled in such a way as not to affect the business operation of the Company. Unless otherwise agreed by the Company, annual leave shall neither be carried forward nor encashed. No paid annual leave shall accrue for the Employee if his employment terminates within the first three months from the commencement of such employment.

Mandatory Provident Fund Scheme

Mandatory Provident Fund Scheme applies to all employees of the Company. Participation is mandatory when the respective employee has served for sixty days.

Termination of Employment

To terminate the employment, either party may do so by way of six months’ prior written notice or payment-in-lieu of notice.

Summary Dismissal

Where the Employee shall during or in respect of his employment:

1.	have misconduct in contravention of the principle of proper and faithful discharge of his duties; or

2.	have fraudulent or dishonest behaviour; or

3.	be negligent from time to time; or

4.	have other gross misconduct; or

5.	be convicted of or arrested for reason of criminal offence or prosecution; or

6.	be in breach of the representations and warranties made under this employment;

then the Company may summarily dismiss the Employee without notice or payment-in-lieu and/ or any compensation or any remuneration/ bonus, and shall reserve the right to claim against the Employee for any losses suffered by the Company.

Secondment

The Company shall have the right to arrange secondment of the Employee to taking up work at the Company, its parent company, subsidiaries, associated companies, affiliated companies, joint ventures or joint-venture projects if necessary. The Employee shall observe all such rules, codes, working hours and holiday entitlement as shall become applicable upon the arrangement.

Dedication of Employment

Subsequent to the expiry of the six-month period commencing from the commencement date of employment, without obtaining the prior written permission from the Company, the Employee shall during his employment under the Company be prohibited from, directly or indirectly, employment under other private, commercial or public entities or engagement in private business. Violation of this rule shall subject the Employee to penalty (and “Summary Dismissal” under this employment agreement shall apply in the case of severe wrong-doing).

Undertakings by the Employee

1.	The Employee undertakes that he shall during his employment whole-heartedly serve the Company and the Group and shall not directly or indirectly engage in or be interested in or be connected with any businesses in competition with the Company or the Group. Apart from working for the Company and the Group, the Employee shall not directly or indirectly have any business transactions with or solicit businesses to or from or disclose information on the operations, business transactions or affairs of the Company or the Group to the suppliers, customers or business partners of the Company or the Group in personal capacity or in the capacity of an agent, partner or employee of any other persons, firms or companies.

2.	The Employee shall not during or at any time after his employment reveal to any persons, legal persons or non-legal-person entities all or any of the information on the Company and the Group which shall come to his knowledge during his employment, including but not limited to the financial information, costing information, sales information, customer information, personnel records, business plans, marketing plans, business correspondences and trade secrets, and warrants that he shall on a best-effort basis prevent the unauthorized announcement or disclosure of the aforesaid information.

3.	The Employee undertakes that he shall not before the expiry of a one-year period commencing from the date of termination of his employment directly or indirectly in personal capacity or in the capacity of an agent, partner or employee of any other persons, firms or companies:

i)	have any business transactions with or solicit businesses to or from any of the Company’s suppliers, customers or business partners;

ii)	directly or indirectly engage in or be interested in or be connected with any businesses in competition with the Company;

iii)	disclose to any person information on the operations, business transactions or affairs of the Company or the Group or technical know-how he has acquired during his training at or employment with the Company.

4.	The Employee undertakes that he shall not during or after his employment directly or indirectly in personal capacity or in the capacity of an agent, partner or employee of any other persons, firms or companies procure any of the employees of the Group to leave and work for other companies or entities which are in competition with the business of the Group.

5.	Upon termination of employment or at the request of the Company, the Employee shall forthwith deliver up to the Company all such documents (including correspondences, customer lists, notes, memoranda, plans, drawings and designs, computer software and documents of other kinds), models or samples relating to the business, finance or affairs of the Company or any companies, associated companies or joint-venture entities under the Group as shall be prepared, fabricated or acquired by the Employee during his employment. In addition, the parties also agree that all or any of the registrable or unregistrable rights to the aforesaid documents, models or samples shall at all time belong to the Company or the relevant member(s) of the Group.

6.	Unless authorized in writing by the Company, the Employee shall not, subsequent to termination of his employment, use the Chinese or English names or analogous names, trade names or trademarks of the Company or any member of the Group for any purpose, which shall suggest any linkage or connection between the Employee and the businesses of the Company or any member of the Group.

7.	During or at any time after his employment:

i)	the Employee or his representative or successor shall not claim (other than outstanding remuneration or sales bonus payable) or take any legal action against the Company or its parent company or its associated companies;

ii)	the Employee shall not, in concert with other persons, companies or firms claim (other than outstanding remuneration or sales bonus payable) or take any legal action against the Company or its parent company or its associated companies, and undertakes that he shall not testify for or provide any information to other persons, companies or firms for claiming or taking any legal action against the Company or its parent company or its associated companies; and

iii)	the Employee warrants that he shall safeguard the reputation of the Company and shall not comment or opine upon its parent company, subsidiaries, associated companies, shareholders, directors, staff members, consultants or representatives.

Miscellaneous

1.	The Employee shall bear his own costs or expenses incurred in connection with holding, applying for, renewing or extending any such qualifications with any professional bodies, professional licences, driving licences, passports, China home return permit etc as shall be required by his position or work. In respect of Hong Kong or Mainland China personal income taxes, the Employee shall be responsible for filing his own tax returns and making payments for himself.

2.	The Employee warrants that all curriculum vitae, academic history, qualifications, working experience, work history, personal information etc provided to and filed with the Company at the time of recruitment and admission are true and accurate, and accepts legal liability for the truthfulness and validity of such information.

Employees’ Manual(s)

The attached Hong Kong and Mainland China employees’/ staff manual(s) and its/their supplements form part of this employment agreement. By signing this employment agreement, the Employee accepts and shall observe all provisions (including any subsequent supplements or amendments) contained in the manual(s). Such manual(s) is/are subject to revision by the Company as and when necessary, and any such revisions shall be supplied to the Employee for record.

This employment agreement is made in duplicate and shall become effective upon signing by the parties.

China Metro-Rural Exchange Limited

By	/s/ Cheng Chung Hing
Cheng Chung Hing
Director

Agreed by:

By	/s/ Sio Kam Seng
Sio Kam Seng
Date: 1 January 2010